

Mail Stop 4631

June 3, 2010

Ms. Lori Walker
The Valspar Corporation
901 3ʳᵈ Avenue South
Minneapolis, MN 55402

> **RE: The Valspar Corporation**
> **Form 10-K for the fiscal year ended October 30, 2009**
> **Filed December 18, 2009**
> **File #1-3011**

Dear Ms. Walker:

We have received your response letter dated April 22, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 30, 2009

Consolidated Financial Statements
Note 14 – Segment Information, page 41

1. We have reviewed your letter dated April 22, 2010 as well as the information you have provided supplementally. We note that you believe it is not practicable to obtain the information needed to disclose revenues attributable to each of your identified product lines. Please revise future annual and quarterly filings to disclose this fact. Reference ASC 280-10-50-40.

    In addition, we remind you that one of the purposes of MD&A is to enable investors to see the company through the eyes of management. Given that management does have certain quantified information regarding product lines, we urge you to continue to consider what additional quantitative disclosures you can provide to convey material trends and variability of your operations in order to help investors evaluate your results.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant